Exhibit 21.1

WILLDAN GROUP, INC.

LIST OF SUBSIDIARIES(a)

	Name of Entity	Jurisdiction of Organization	Ownership Interest
1.	Willdan Engineering	California	100% Willdan Group, Inc.
2.	Willdan Energy Solutions	California	100% Willdan Group, Inc.
3.	Willdan Engineers and Constructors	California	100% Willdan Group, Inc.
4.	Willdan Financial Services	California	100% Willdan Group, Inc.
5.	Willdan Homeland Solutions	California	100% Willdan Group, Inc.
6.	Willdan Infrastructure	California	100% Willdan Group, Inc.
7	Willdan Lighting & Electric, Inc.	Delaware	100% Willdan Group, Inc.
8.	Willdan Lighting & Electric of California	California	100% Willdan Group, Inc.
9.	Willdan Lighting & Electric of Washington, Inc.	Washington	100% Willdan Group, Inc.
11.	Electrotech of NY Electrical Inc.	New York	100% Willdan Group, Inc.
12.	Public Agency Resources	California	100% Willdan Group, Inc.
13.	Abacus Resource Management Company	Washington	100% Willdan Group, Inc.

 (a)As of January 1, 2016.